SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

382410843

(CUSIP Number)

Christopher N. O’Sullivan

Paloma Partners VI Holdings, LLC

1100 Louisiana Street, Suite 5100

Houston, TX 77002

(713) 650-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

G. Michael O’Leary

Henry Havre

Hunton Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, TX 77002

(713) 220-4360

and

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

December 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Person Paloma Partners VI Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

1	Names of Reporting Person Paloma Natural Gas Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

1	Names of Reporting Person EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person OO

1	Names of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Paloma Partners VI Holdings, LLC, a Delaware limited liability company, on December 1, 2021 (the “Original Schedule 13D” and, the Original Schedule 13D, as amended and supplemented by this Amendment, this “Schedule 13D”), and relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Goodrich Petroleum Corporation, a Delaware corporation.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. This Amendment amends the Original Schedule 13D to remove Schedule D (including references thereto in the Items of the Original Schedule 13D) in its entirety, and, except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate or supplement the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

ITEM 2.	Identity and Background.

This Amendment amends and restates the first paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being jointly filed by (i) Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Paloma Natural Gas Holdings, LLC, a Delaware limited liability company (“Paloma Natural Gas”) and successor to Paloma VI Merger Sub, Inc., a Delaware corporation (“Merger Sub”), (iii) EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI”), and (iv) EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”). On December 23, 2021, Merger Sub survived the Merger (as defined herein) and thereafter converted into Paloma Natural Gas (the “Conversion”). References in this Schedule 13D to the “Paloma Entities” that relate to periods of time prior to the Effective Time (as defined herein) refer to Parent and Merger Sub, and any such references that relate to periods of time following the Effective Time refer to Parent and Paloma Natural Gas. EnCap Fund XI, EnCap Partners GP and the Paloma Entities are referred to herein collectively as the “Reporting Persons.”

This Amendment further amends and restates the fifth and sixth paragraphs of Item 2 of the Original Schedule 13D in their entirety as follows:

The principal executive offices of the Paloma Entities are located at 1100 Louisiana Street, Suite 5100, Houston, Texas 77002. The telephone number of the Paloma Entities is (713) 650-8500. Parent was formed in order to effect the Offer (as defined herein) and the Merger and has conducted no business activities other than those incidental to its formation or those effected in connection with the transactions contemplated by the Merger Agreement (as defined herein) and has no assets or liabilities other than those that arose in connection with the transactions contemplated by or incident to the Merger Agreement, including those described in the last paragraph of Item 3 of the Original Schedule 13D.

Parent was the sole stockholder of Merger Sub prior to the Conversion. As of the date of this Amendment, Parent is the sole member of Paloma Natural Gas. Merger Sub was formed to acquire all of the Shares and consummate the transactions contemplated by the Merger Agreement and engaged in no other activities other than those incident to the Offer, the Merger and the Merger Agreement. Until immediately prior to the time Merger Sub purchased the Purchased Offer Shares (as defined herein) pursuant to the Offer, Merger Sub had no significant assets or liabilities. The principal business of Paloma Natural Gas is the management of the natural gas and crude oil exploitation, development and production business previously conducted by the Company and acquired by virtue of the Merger.

ITEM 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends Item 3 of the Original Schedule 13D to include the following after the final paragraph:

Merger Sub’s purchase of the Purchased Offer Shares (as defined herein) in connection with the closing of the Offer was paid using funds contributed by Parent to Merger Sub from the Commitment Amount in accordance with the Equity Commitment Letter.

ITEM 4.	Purpose of the Transaction.

This Amendment amends Item 4 of the Original Schedule 13D to include the following after the final paragraph:

Consummation of the Offer and Merger

The Offer expired at 12:00 a.m., New York City time, on December 23, 2021 (one minute after 11:59 p.m., New York City time, on December 22, 2021) (the “Expiration Time”). A total of 12,014,916 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Time, all of which Merger Sub accepted for payment and thereafter purchased for $23.00 per Share (such Shares, the “Purchased Offer Shares”). Immediately following consummation of the Offer, the 12,014,916 Purchased Offer Shares directly held by Merger Sub, together with the 1,838,510 Paloma Shares directly held by the Parent, represented in the aggregate approximately 87% of the outstanding Shares. Consequently, Parent and Merger Sub collectively acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company, and, on December 23, 2021, the Merger was effected pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL.

In connection with the Merger, at the Effective Time, (i) the Company was merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Parent, and (ii) each Share issued and outstanding immediately prior to the Effective Time converted into the right to receive $23.00 in cash (subject to availability of appraisal rights), without interest and net of any applicable withholding taxes, and were automatically cancelled and retired and ceased to exist, except for (a) Shares then owned by the Parent and Merger Sub or by any of their affiliates, including the Purchased Offer Shares, and (b) Shares held in treasury by the Company or by any of its wholly owned subsidiaries, which, in each case, were cancelled and retired and ceased to exist without any consideration delivered in exchange therefor.

Following the consummation of the Merger and other Transactions, all Shares were delisted from the NYSE American LLC and will be deregistered under the Act.

ITEM 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a), (b)

The aggregate number and percentage of Shares beneficially owned by each Reporting Person or with respect to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A or Schedule B, attached hereto, has effected any transaction in the Shares during the past 60 days.

(d)

Not applicable.

(e)

On December 23, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Schedule 13D is true, complete and correct.

Dated: December 28, 2021

Paloma Partners VI Holdings, LLC

By:	/s/ Christopher N. O’Sullivan
Name:	Christopher N. O’Sullivan
Title:	President

Paloma Natural Gas Holdings, LLC

By:	/s/ Christopher N. O’Sullivan
Name:	Christopher N. O’Sullivan
Title:	President

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

SCHEDULE A

CONTROL PERSONS OF THE PALOMA ENTITIES

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner or other control persons of the Paloma Entities are set forth below.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Paloma Partners VI Holdings, LLC 1100 Louisiana Street, Suite 5100 Houston, Texas 77002	Sole Member of Paloma Natural Gas Holdings, LLC	n/a	n/a

EnCap Energy Capital Fund XI, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Member of Paloma Partners VI Holdings, LLC	n/a	n/a

EnCap Equity Fund XI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund XI, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund XI GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a